Silicon Laboratories Inc.
400 West Cesar Chavez
Austin, TX 78701
FOIA Confidential Treatment of Limited Portions
Requested by Silicon Laboratories Inc.
Pursuant to Rule 83 (17 C.F.R. §200.83)

February 9, 2011

Via EDGAR and Overnight Delivery

Jay Mumford, Senior Attorney

Joseph McCann, Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3030

100 F Street, N.E.

Washington, DC  20549-3030

Re:         Silicon Laboratories Inc.

Form 10-K for the Year Ended January 2, 2010

Filed February 10, 2010

SEC File No. 000-29823

Dear Gentlemen:

This letter provides the response of Silicon Laboratories Inc. (the “Company”) to the comments in your letter dated January 27, 2011.  For your convenience, we have restated your comments in full in italics and have included our response below your comments.

The Company has requested confidential treatment with respect to certain portions of this response pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83.  Such portions of this response have been omitted and filed separately with the Commission. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request.

Executive Compensation, page 51

1.         We note your response to prior comment 2; however, you have not provided us with the explanations requested in the second and third sentences of the fifth bullet point to comment 1 from our letter dated November 4, 2010.  Accordingly, to the extent your performance targets were substantially similar to the guidance to investors about your financial outlook, please tell us why disclosure of the targets is likely to cause substantial competitive harm.  If, however, the amounts were not substantially similar, please tell us why you believe you need not disclose the extent to which you are paying officers for performance that is not similar to the projections you are providing investors.

We expect that there will be substantial similarity between our first quarter guidance and our compensation performance targets because they are established within the same time frame.  However, as we progressively learn new information and market conditions change later in the year, our guidance each subsequent quarter may be more likely to vary from the fixed compensation performance targets established at the beginning of the year.

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The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please contact me at (512) 464-9295.

Very truly yours,

/s/ Néstor F. Ho

Néstor F. Ho
General Counsel and Corporate Secretary

cc:	Philip Russell, DLA Piper LLP (US)

[***] FOIA Confidential Treatment of Limited Portions

Requested by Silicon Laboratories Inc.

Pursuant to Rule 83 (17 C.F.R. §200.83)